Silver Portal Capital, LLC
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2015

	Total
Balance at December 31, 2014	$ 1,311,635
Increase:	
Accrual of interest	13,116
(Decrease):	
Payment of interest	(13,116)
Balance at December 31, 2015	$ 1,311,635